Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

October 21, 2013

Inland Real Estate INCOME Trust, Inc.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on September 12, 2011, and the registration statement became effective on October 18, 2012, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 826-8228.

On October 17, 2013, ChicagoRealEstateDaily.com, an online news service that is a part of Crain Communications, Inc., a global business newspaper, published an article, the full text of which is reproduced below, after asking for and obtaining an interview with Mitchell A. Sabshon, the chief executive officer of our sponsor.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. ChicagoRealEstateDaily.com, the publisher of the article, routinely publishes articles on business news. ChicagoRealEstateDaily.com is wholly unaffiliated with the Company, and neither the Company, its sponsor, Inland Real Estate Investment Corporation, nor any of its affiliates have made any payment or given any consideration to ChicagoRealEstateDaily.com in connection with the article below or any other matter published by ChicagoRealEstateDaily.com concerning the Company or any of its affiliates. Statements in the article that are not attributed directly to Mr. Sabshon represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

Full Text of ChicagoRealEstateDaily.com Article

Stepping up the money chase

By: Alby Gallun

Published: October 17, 2013

Mitchell Sabshon wants to help Inland Group Inc. get its fundraising mojo back.

The Oak Brook-based real estate firm has been knocked off its perch as the top money-raiser in the market for non-traded real estate investment trusts, public companies whose shares are not listed on a stock exchange.

Mr. Sabshon, the new CEO of the Inland unit that sells stock in the firm's REITs, aims to make Inland a leader once again.

“My first and highest priority is to assist our sales team in being positioned to capture the anticipated much larger share of the marketplace that Inland is targeting,” he said.

A former Wall Street lawyer and investment banker, Mr. Sabshon, 61, took over in August as CEO of Inland Real Estate Investment Corp. He joined Inland after working about three years as chief operating officer of Phoenix-based Cole Real Estate Investments, one of the non-traded REIT sponsors that has surpassed Inland in fundraising in recent years.

HAS FALLEN FAR BEHIND

Inland remains a juggernaut in the real estate industry, with nearly $21 billion in assets in 48 states, mainly in shopping centers. Yet the company's non-traded REIT business has fallen far behind in fundraising as new competitors have entered the market. Inland's reputation also took a hit from the poor performance of one of its REITs, Retail Properties of America Inc., capped by a disastrous Wall Street debut last year.

“That was a big problem,” said Stacy Chitty, managing partner of Blue Vault Partners LLC, a REIT research firm based in suburban Atlanta. “It's been probably the driving force” behind Inland's fundraising drop.

In 2007, before the real estate crash, Inland was raising as much as $300 million a month from investors, more than any other firm in the unlisted REIT market. In the first eight months of 2013, Inland raised just $21.6 million, down from $541.2 million in the year-earlier period, ranking it 22nd among unlisted REIT sponsors, according to Robert A. Stanger & Co., a New Jersey-based investment banking firm.

Unlike listed REITs, which sell their shares to the public in one day on the New York Stock Exchange, unlisted REITs sell their shares through a network of broker-dealers via stock offerings that can last for years. Only later, after they have assembled a property portfolio, do they list their shares on an exchange, as Retail Properties did last year.

Inland launched its sixth REIT, Inland Real Estate Income Trust Inc., last October, with a fundraising target of $1.5 billion.

While acknowledging that the Retail Properties offering “was not the execution we would have hoped for,” Mr. Sabshon said Inland has a strong track record over the long term — and a good brand. Moreover, Retail Properties shares have delivered big returns for investors who have held onto them — 91 percent since the offering.

Mr. Sabshon said Inland has fallen behind in fundraising because competitors that specialize in net-leased real estate — single-tenant properties with long leases — are viewed as safer investments in a weak economy, attracting more capital as a result. The improving economy should help Inland, which focuses on economically sensitive multi-tenant properties, raise more money, Mr. Sabshon said.

“As we shift from the post-market downturn mentality to a more optimistic mentality based on an improving economy, Inland's share of the market will increase dramatically, as it should,” he said.

In addition to recruiting Mr. Sabshon, Inland has coaxed former executive Brian Conlon out of retirement to take over as CEO of Inland Real Estate Investment's securities unit. Mr. Conlon had Mr. Sabshon's job before retiring last fall.

'RIGHT PEOPLE IN PLACE'

“The ship needs to be turned around, but I have no doubt they have the right people in place,” Mr. Chitty said.

Mr. Sabshon grew up on Long Island, raised by parents who emigrated from Belarus. With an undergraduate degree from George Washington University and a law degree from Hofstra University, Mr. Sabshon took a job at law firm Skadden Arps Slate Meager & Flom, where he worked on early commercial mortgage-backed securities offerings. He then jumped to Lehman Bros. and later to Goldman Sachs, where he ran the firm's mortgage unit.

At Inland, best known for its unlisted REITs, Mr. Sabshon aims to diversify. He wants to expand its investment offerings to include funds that invest in things like listed REITs and serve institutional as well as individual investors. The firm already has begun raising its first institutional fund.

“I envision five years down the road to be in a position where Inland will be a provider of a broad range of commercial real estate products, and that could include opportunistic real estate funds, stabilized real estate funds, REIT equity funds, REIT debt funds,” Mr. Sabshon said.

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